March 25, 2021

VIA EDGAR TRANSMISSION

Timothy S. Levenberg

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FinTech Acquisition Corp. VI

Registration Statement on Form S-1

Filed February 24, 2021

File No. 333-253422

Dear Mr. Levenberg:

On behalf of FinTech Acquisition Corp. VI, a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 23, 2021 relating to the Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission on February 24, 2021. We are concurrently filing via EDGAR Amendment No. 1 to the Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Draft Amendment filed concurrently herewith.

Registration Statement on Form S-1 filed February 24, 2021

Limited payments to insiders, page 22

1.	You refer here and elsewhere in the prospectus to (1) the payment of “certain consulting fees” to persons engaged by an entity affiliated with certain of your directors and officers and (2) at closing of the initial business combination to “a customary advisory fee to affiliates of our sponsor, in an amount that constitutes a market standard advisory fee for comparable transactions and services provided.” Please file these agreements as exhibits, identify the counterparties, and provide additional disclosure regarding the nature of the agreements and the material terms thereof. As appropriate, quantify the fees and describe the manner in which they will be calculated. Also disclose if there are any limitations on these fees.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22, 23, 78, 99, 101, 104, 105, 114 and 116 of the Draft Amendment in response to the Staff’s comment. The Company also supplementally informs the Staff that the Company has not paid and does not intend to pay any consulting fees to persons engaged by an entity affiliated with certain of its directors and officers and has therefore removed all references from the Draft Amendment. In addition, the Company has disclosed in the Draft Amendment the basic parameters under which a customary advisory fee would be paid to affiliates of the sponsor at the closing of the business combination, although there are currently no agreements in place under which any such payments would be required.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Daniel G. Cohen
Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp. VI

cc:	Mark Rosenstein, Esquire

Derick Kauffman, Esquire
Ledgewood, PC

Diane Fritz

Ethan Horowitz

Loan Lauren Nguyen

U.S. Securities and Exchange Commission